Exhibit 99.1

BAYTEX ENERGY FILES 2013 YEAR-END DISCLOSURE DOCUMENTS

CALGARY, ALBERTA (March 25, 2014) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) announces the filing of its Annual Information Form for the year ended December 31, 2013 (the “AIF”) with the Canadian securities regulatory authorities on the System for Electronic Analysis and Retrieval (“SEDAR”). In addition, Baytex has filed its Annual Report on Form 40-F for the year ended December 31, 2013, which includes the AIF, with the U.S. Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. The AIF contains reserves data and other oil and gas information as required by National Instrument 51‑101 “Standards of Disclosure for Oil and Gas Activities” of the Canadian Securities Administrators.

On March 13, 2014, Baytex filed its Audited Consolidated Financial Statements for the year ended December 31, 2013 and related Management’s Discussion and Analysis on both SEDAR and EDGAR.

An electronic copy of each document may be obtained on Baytex’s website at www.baytexenergy.com, on Baytex’s SEDAR profile at www.sedar.com and on Baytex’s EDGAR profile at www.sec.gov/edgar.shtml. A printed copy of these documents is available, free of charge, by contacting Investor Relations at the toll free number listed below or by requesting them through our website.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 88% of Baytex’s production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The subscription receipts issued by Baytex to fund a portion of the purchase price for Aurora Oil & Gas Limited trade on the Toronto Stock Exchange under the symbol BTE.R.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com